

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 10, 2018

Tadas Dabasinskas
Principal Executive Officer
Apex Resources Inc
Alytaus g. 100
Varėna, Lithuania

>   **Re: Apex Resources Inc**
>   **Post-Effective Amendment to Form S-1**
>   **Filed December 14, 2017**
>   **File No. 333-207109**
>
>   **Form 10-K for the Fiscal Year Ended June 30, 2017**
>   **Filed August 14, 2017**
>   **File No. 333-207109**

Dear Mr. Dabsinskas:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     With respect to your post-effective amendment, we have limited our review to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K for the fiscal year ended June 30, 2017, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Post Effective-Amendment Filed December 14, 2017

General

1. At this time, a review is open for your annual report on Form 10-K for the fiscal year ended June 30, 2017. We will coordinate any request for acceleration of effectiveness for

this post-effective amendment with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

2. Please update your post-effective amendment to contain your most recent interim financial statements. In this regard, we note that your most recent Form 10-Q for the period ended September 30, 2017 includes financial statements that should be included in your registration statement. Please also update your post-effective amendment to make conforming changes that are consistent with the inclusion of updated financial statements. For example, the Summary Financial information on Page 7 and the Management's Discussion and Analysis of Financial Condition and Results of Operation on page 29 should be updated to be consistent with the updated financial statements.

Financial Statements for the Fiscal Year Ended June 30, 2017

General

3. We note your response to comment 1. As previously requested, please remove the audit report from Monte C. Waldman, CPA, and the related audited financial statements currently appearing on pages F-1 through F-11 of your filing.

4. We note the audit report from Kirtane & Pandit LLP appearing on page F-13. Please have Kirtane & Pandit LLP revise the first sentence of its report to clearly state, if true, that it audited the accompanying balance sheets as of June 30, 2017 and 2016. Please note that the first sentence of this audit opinion is currently silent as to whether Kirtane & Pandit LLP audited the balance sheet as of June 30, 2016. Refer to Rule 2-02(a) of Regulation S-X. Please apply this comment to the disclosures in your Form 10-K for the year ended June 30, 2017 and make conforming changes.

Exhibit 5.1

5. We note your response to comment 2, but it does not appear to be responsive to our comment. In this regard, the legal opinion attached to your post-effective amendment is dated October 26, 2017, and continues to refer to both a Regulation A offering and a registration statement filed on Form S-1. Your post-effective amendment amends your registration statement filed on Form S-1, and your legal opinion should reference only the Form S-1 registration statement. In this regard, please provide a revised legal opinion with respect to the securities registered on your Form S-1, and remove all references to a Regulation A offering.

Exhibit 23.3

6. We note that the consent of Kirtane & Pandit LLP, filed as Exhibit 23.3 to the post-effective amendment, is dated December 4, 2017, but the report referenced by the consent is dated December 5, 2017. In this regard, the consent date cannot be earlier than the

audit report date. Please amend to provide an updated consent from your independent accountant.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations for the next 12 months, page 18

7. Please refer to the table at the top of page 19. In it, you indicate that in the next 12 months you will engage in activities expected to cost $34,700 to expand your business operations. You also indicate in the table that these activities will be funded with net proceeds from your offering of $34,700. This disclosure appears inconsistent with your audited statement of cash flows for the year ended June 30, 2017, which indicates that you had spent most of the proceeds raised from your offering prior to June 30, 2017 and that only $2,756 of cash remained at June 30, 2017 to fund activities in the following 12 months. We note that you continue to make a similar disclosure in your September 30, 2017 Form 10-Q indicating that you will engage in activities costing $34,700 in the next 12 months and they will be funded with proceeds from your offering. Please revise both your Form 10-K and subsequent Form 10-Q to clearly indicate that you have already spent the proceeds raised from your offering and to remove the table indicating you will fund $34,700 of costs in the next 12 months with proceeds from your offering.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 21

8. We note the audit report states the Company's internal control over financial reporting was audited as of June 30, 2017 and your external auditor expressed an unqualified opinion on the Company's internal control over financial reporting. This appears to be inconsistent with the Item 9A disclosures you made on page 33 which state that management's report on internal control over financial reporting was not subject to attestation by your auditor. Please have your external auditor revise their audit report or correct your Item 9A disclosure, as necessary. Please apply this comment to your post-effective amendment filed December 14, 2017, and make conforming changes to your disclosures.

Statements of Changes in Stockholders' Equity, page 24

9. Please revise the statements of changes in shareholders' equity to comply with Rule 8-02 of Regulation S-X. Specifically, please comply with the following:

- Please revise your presentation of shares issued for cash during the year ended June 30, 2017 to disclose, if true, that the shares were issued in November 2016. You currently disclose that the shares were issue on June 15, 2015.

- Please revise the balances presented on the last row of your statements of changes in shareholders' equity to disclose, if true, that these balances are as of June 30, 2017. You appear to have mislabeled the last row as balances as of June 30, 2016.

Please apply this comment to your post-effective amendment filed December 14, 2017, and make conforming changes to your disclosures.

Notes to the Audited Financial Statements

Note 3: Going Concern, page 29

10. Please revise your disclosure to include a statement that there is substantial doubt about your ability to continue as a going concern within one year after the date that the financial statements were issued. Refer to ASC 205-40-50-13. Similarly, revise your notes to the interim financial statements and update the disclosure, as appropriate, in accordance with ASC 205-40-50-14.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products